

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20160032

DIVISION OF
CORPORATION FINANCE

November 23, 2016

Christina Y. Lai
Applied Materials, Inc.
christina_lai@amat.com

Re: Applied Materials, Inc.
Incoming letter dated November 7, 2016

Dear Ms. Lai:

This is in response to your letter dated November 7, 2016 concerning the shareholder proposal submitted to Applied Materials by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

November 23, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Applied Materials, Inc.
Incoming letter dated November 7, 2016

The proposal relates to director nominations.

There appears to be some basis for your view that Applied Materials may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Applied Materials' request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Applied Materials omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



APPLIED MATERIALS.

3050 Bowers Avenue
Santa Clara, CA 95054-3299
Phone: (408) 727-5555
FAX: (408) 748-5119

Mailing Address:
Applied Materials, Inc.
P.O. Box 58039
Santa Clara, CA 95052-8039

November 7, 2016

Via Electronic Mail to *shareholderproposals@sec.gov*

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Applied Materials, Inc.
Stockholder Proposal Submitted by Kenneth Steiner, Stockholder

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Applied Materials, Inc., a Delaware corporation (the "**Company**"), hereby gives notice of the Company's intention to omit from its proxy statement for its 2017 annual meeting of stockholders (the "**2017 Proxy Statement**") a stockholder proposal (the "**Proposal**") and statement in support thereof (the "**Supporting Statement**") submitted by Kenneth Steiner (the "**Proponent**") under cover of letter dated September 29, 2016 and received by the Company via electronic mail on September 29, 2016. A copy of the Proposal, together with the Supporting Statement, is attached hereto as **Exhibit A**.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if the Company omits the Proposal from the 2017 Proxy Statement on the grounds that the Proponent failed to timely provide the required proof of continuous ownership in response to the Company's proper request for that information within the meaning of Rule 14a-8(b) and Rule 14a-8(f).[1]

[1] We also believe the Proposal is excludable on other grounds. At this time, we address only this procedural basis for exclusion because we do not believe the Proponent has demonstrated his eligibility to submit the Proposal for inclusion in the 2017 Proxy Statement. However, we reserve the right to raise additional grounds for exclusion of the Proposal at a later time.

The Company expects to file its definitive 2017 Proxy Statement with the Commission on or about January 26, 2017, and this letter is being filed with the Commission no later than 80 calendar days before such date in accordance with Rule 14a-8(j). Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) and the instructions contained in the letter accompanying the Proposal, a copy of this submission is being forwarded simultaneously to John Chevedden, the Proponent's listed contact (the "**Proponent's Representative**"). This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal from the 2017 Proxy Statement to be proper.

I. The Proposal

The Proposal, as fully set forth in **Exhibit A**, provides:

> RESOLVED: Shareholders of Applied Materials, Inc. (the "Company") ask the board of directors (the "Board) to amend its "Proxy Access" bylaw, and any other associated documents, to include *essential elements for substantial implementation to better facilitate meaningful proxy access by more shareholders* as follows:
>
> 1. *The number of "Stockholder Nominees" eligible to appear in proxy materials shall be 25% of the directors then serving or 2, whichever is greater.* Current bylaws restrict Stockholder Nominees to 20% of directors or 2, whichever is greater. Under the current 11-member board, this change would have no immediate impact but could ensure shareholders a continued meaningful proportion of representation if the number of directors is changed.
>
> 2. *No limitation shall be placed on the number of stockholders that can aggregate their shares to achieve the 3% "Required Shares" for an "Eligible Stockholder."*. Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing an unlimited number of shareholders to aggregate shares will facilitate greater participation by individuals and institutional investors in meeting the "Required Ownership Percentage" of 3%.
>
> 3. *No limitation shall be imposed on the re-nomination of "Stockholder Nominees" based on the number or percentage of votes received in any election.* Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

II. Background

On October 12, 2016, within 14 days of the Company's receipt of the Proposal, the Company sent to the Proponent's Representative via electronic mail (in accordance with and as directed by the cover letter to the Proposal and consistent with the methods of communication used by the Company and the Proponent's Representative in connection with prior stockholder proposals) a notification of certain procedural deficiencies with respect to the Proposal (the "**Deficiency Letter**"). The Deficiency Letter stated that (i) the Proponent had failed to provide written evidence of his stock ownership as required by Rule 14a-8(b) and (ii) the Proposal violated Rule 14a-8(c) because the Proposal constituted multiple proposals. The Deficiency Letter further requested that the Proponent remedy these deficiencies within 14 calendar days. The Deficiency Letter included a copy of Rule 14a-8. A copy of the Deficiency Letter is attached hereto as **Exhibit B**.[2]

The 14-day deadline to respond to the Deficiency Letter expired on October 26, 2016. By electronic mail dated October 31, 2016, the Proponent responded to the Deficiency Letter ("**Proponent's Response**"), a copy of which is attached hereto as **Exhibit C**. The Proponent's Response included a letter from TD Ameritrade dated October 27, 2016 addressed to the Proponent stating that "as of the date of this letter, you have continuously held no less than 500 shares of the following stock in the above reference[d] account since July 1, 2015. 1. Applied Materials, Inc. (AMAT)."

III. The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has failed to timely establish his eligibility to submit the Proposal.

Rule 14a-8(b)(1) provides that to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of meeting. Rule 14a-8(b)(2) provides that, if a stockholder does not appear in the company's records as a registered holder of the requisite value or number of the company's securities, the stockholder may prove ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 4 or Form 5 as proof of ownership.

Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), so long as the company notifies the proponent of the

---

[2] As a courtesy, the Company also mailed a copy of the Deficiency Letter to the Proponent's Representative, which was received by the Proponent's Representative on October 14, 2016. The Proponent's letter directed the Company to address all correspondence regarding the Proposal to the Proponent's Representative at the email address provided.

deficiency within 14 calendar days of the receipt of the proposal and the proponent fails to correct the deficiency with 14 days of receipt of such notification.

Accordingly, the Company believes that it may properly exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to provide evidence of his eligibility to submit the Proposal within the required time period, despite the Company's timely notification of the Proposal's deficiencies. The Company satisfied its obligation under Rule 14a-8(f)(1) by transmitting to the Proponent the Deficiency Letter within 14 calendar days of the Company's receipt of the Proposal, which set forth the eligibility requirements of Rule 14a-8(b) and enclosed a copy of Rule 14a-8. The Deficiency Letter stated the need to provide to the Company a written statement from the "record" holder of the Proponent's shares verifying that "as of the date the Proposal was submitted, [the Proponent] continuously held the requisite number of shares of the Company's common stock for at least one year" within 14 days of receipt of the letter. Consistent with Staff Legal Bulletin No. 14G (October 16, 2012), the Deficiency Letter stated that the Proponent had electronically transmitted the Proposal on September 29, 2016 and that the Proponent was required to verify continuous ownership for the one-year period preceding and including that date (i.e., September 29, 2015 through September 29, 2016.) The Proponent failed to provide proof of continuous ownership for the requisite time period until after the deadline prescribed in Rule 14a-8(f)(1).

The Staff has consistently concurred in the exclusion of a stockholder proposal under Rule 14a-8(f)(1) where the proponent failed to timely provide documentary support evidencing ownership as required by Rule 14a-8(b)(1). For example, in *FedEx Corporation* (July 5, 2016), the Staff concurred with the exclusion of a proposal where the proponent responded to the deficiency letter four days after the deadline. *See e.g.*, *ITC Holdings Corp.* (February 9, 2016) (concurring with exclusion of the proposal where the proponent responded to the deficiency letter 21 days after the deadline); *General Mills, Inc.* (June 7, 2016) (concurring with exclusion of the proposal where the proponent failed to respond to a deficiency letter within 14 days of receipt of the letter); *American Tower Corporation* (February 18, 2015) (concurring with exclusion of the proposal where the proponent failed to respond to a second deficiency letter within 14 days of receipt of the letter); *Genworth Financial, Inc.* (Feb. 3, 2015) (concurring with exclusion of the proposal where the proponent failed to respond to a deficiency letter within 14 days of receipt of the letter); *Citigroup Inc.* (Feb. 12, 2014) (concurring with exclusion of the proposal where the proponent failed to respond to a deficiency letter within 14 days of receipt of the letter).

Accordingly, consistent with the precedent cited above, the Company believes the Proposal may be properly excluded from the 2017 Proxy Statement under Rule 14a-8(f)(1).

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2017 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to contact me at (408) 563-0164. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Sincerely,



Christina Y. Lai
Vice President, Corporate Legal Affairs

Enclosures

cc: John Chevedden, via email at ***FISMA & OMB Memorandum M-07-16***
Sandra L. Flow, Cleary Gottlieb Steen & Hamilton LLP

EXHIBIT A

Christina Lai

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Thursday, September 29, 2016 2:49 PM
To:	Thomas Larkins
Cc:	To-Anh Nguyen; Christina Lai
Subject:	Rule 14a-8 Proposal (AMAT)``
Attachments:	CCE29092016_2.pdf

Mr. Larkins,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Thomas F. Larkins
Corporate Secretary
Applied Materials, Inc. (AMAT)
3050 Bowers Ave
Santa Clara CA 95052
PH: 408 727-5555
FX: 408 748-9943
FX: 408-748-5119

Dear Mr. Larkins,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

9-29-2016
Date

cc: To-Anh Nguyen <To-Anh_Nguyen@amat.com>
PH: 408-727-5555
FX: 408-748-5119
Christina Lai <Christina_Lai@amat.com>
Vice President | Corporate Legal Affairs

[AMAT – Rule 14a-8 Proposal, September 29, 2016]
Proposal [4] - Shareholder Proxy Access Amendment

RESOLVED: Shareholders of Applied Materials, Inc. (the "Company") ask the board of directors (the "Board") to amend its "Proxy Access" bylaw, and any other associated documents, to include *essential elements* for *substantial implementation to better facilitate meaningful proxy access by more shareholders* as follows:

1. *The number of "Stockholder Nominees" eligible to appear in proxy materials shall be 25% of the directors then serving or 2, whichever is greater.* Current bylaws restrict Stockholder Nominees to 20% of directors or 2, whichever is greater. Under the current 11-member board, this change would have no immediate impact but could ensure shareholders a continued meaningful proportion of representation if the number of directors is changed.
2. *No limitation shall be placed on the number of stockholders that can aggregate their shares to achieve the 3% "Required Shares" for an "Eligible Stockholder."* Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing an unlimited number of shareholders to aggregate shares will facilitate greater participation by individuals and institutional investors in meeting the "Required Ownership Percentage" of 3%.
3. *No limitation shall be imposed on the re-nomination of "Stockholder Nominees" based on the number or percentage of votes received in any election.* Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented proxy access bylaws.

Although the Company's board adopted a proxy access bylaw in 2015 it contains troublesome provisions, as addressed above, that significantly impair the ability of shareholders to participate as Eligible Stockholders and the ability of Stockholder Nominees to effectively serve if elected. Adoption of the requested amendments would largely remedy these issues and would better ensure meaningful proxy assess is eligible to more shareholders.

Increase Shareholder Value
Vote for Shareholder Proxy Access Amendment – Proposal [4]

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

To-Anh Nguyen

From: To-Anh Nguyen
Sent: Wednesday, October 12, 2016 5:35 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Christina Lai
Subject: Stockholder Proposal for Applied Materials 2017 Annual Meeting
Attachments: Chevedden Deficiency Letter 10.12.16.pdf

Dear Mr. Chevedden,

On behalf of Applied Materials, Inc. ("Applied"), please find attached a letter in response to the stockholder proposals submitted by you on behalf of Mr. Kenneth Steiner for Applied's 2017 Annual Meeting of Stockholders. We are also sending the attached letter to you and Mr. Steiner by overnight mail.

Please acknowledge your receipt of this email and its attachment by replying to me.

If you have any questions, please contact Christina Lai by email at christina_lai@amat.com or by phone at 408-563-0164.

Thank you,
To-Anh Nguyen

To-Anh Nguyen
Corporate Legal Affairs | Applied Materials
Office 408.563.7890 | Fax 408.986.2871

The content of this message is Applied Materials Confidential. If you are not the intended recipient and have received this message in error, any use or distribution is prohibited. Please notify me immediately by reply e-mail and delete this message from your computer system. This communication may also be protected under the Attorney-Client Privilege and/or Work Product Doctrine.



APPLIED MATERIALS.

3050 Bowers Avenue
Santa Clara, CA 95054-3299
Phone: (408) 727-5555
FAX: (408) 748-5119

Mailing Address:
Applied Materials, Inc.
P.O. Box 58039
Santa Clara, CA 95052-8039

October 12, 2016

Via Electronic and Overnight Mail

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

On September 29, 2016, Applied Materials, Inc. (the "Company") received an email from you submitting shareholder proposals (the "Proposals") on behalf of Mr. Kenneth Steiner for inclusion in the Company's proxy materials for its 2017 Annual Meeting of Stockholders (the "Annual Meeting"). Mr. Steiner requested in the cover letter accompanying the Proposals (the "Letter") that all communications regarding the Proposals be directed to your attention.

The Proposals are governed by Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), which sets forth the eligibility and procedural requirements for submitting stockholder proposals, as well as thirteen substantive bases under which companies may exclude such proposals. We have included a complete copy of Rule 14a-8 with this letter for your reference.

Based on our review of the information provided in your email, our records and regulatory materials, we are unable to conclude that the Proposals meet the requirements of Rule 14a-8. The Proposals contain certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Unless the deficiencies described below can be remedied in the proper time frame, as discussed below, the Company will be entitled to exclude the Proposals from its proxy materials for the Annual Meeting.

Proof of Stock Ownership

The Letter states that "[Mr. Steiner] will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." However, the Company has been unable to independently verify that Mr. Steiner is a registered or record holder of the Company's common stock. As a result, the Company believes that the Proposal does not meet the requirements of Rule 14a-8(b). Accordingly, the Company respectfully requests that you or Mr. Steiner submit verification of Mr. Steiner's ownership of the Company's common stock.

As required under Rule 14a-8(b), you or Mr. Steiner must provide the Company sufficient proof that Mr. Steiner has continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of September 29, 2016, the date the Proposal was submitted. Under Rule 14a-8(b), you or Mr. Steiner may provide proof of ownership by submitting either:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Mr. Steiner continuously held the requisite number of shares of the Company's common stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting Mr. Steiner's ownership of the Company's common stock as of or before the date on which the one-year eligibility period begins and Mr. Steiner's written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, to be considered a "record" holder for these purposes, the broker or bank providing a written statement verifying Mr. Steiner's ownership must be a Depository Trust Company ("DTC") participant or an affiliate of a DTC participant. As of the date of this letter, a list of DTC participants can be obtained at:
http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx

No More Than One Proposal

Rule 14a-8(c) provides that a stockholder may submit no more than one proposal to a company for a particular stockholder meeting. We believe that the Proposals contain more than one stockholder proposal. Specifically, we believe that each of the three enumerated paragraphs of the Proposals constitutes separate proposals. To correct the procedural deficiency under Rule 14a-8(c), you can indicate which single proposal you would like to submit (the "Revised Proposal") and the two proposals you would like to withdraw.

Under Rule 14a-8(f), a response that corrects the deficiencies described in this letter must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.

Once we receive your response, we will be in a position to determine whether the deficiencies described in this letter have been adequately and timely corrected and whether the Revised Proposal is eligible for inclusion in the Company's proxy materials for the Annual Meeting. The Company reserves the right to submit a no-action request to the Staff of the SEC, as appropriate, with respect to the Proposals or Revised Proposal.

If you have any questions, please contact me at (408) 563-0164. Please address any response to me by email at christina_lai@amat.com.

Sincerely,



Christina Y. Lai
Vice President, Corporate Legal Affairs

Enclosure

cc: Mr. Kenneth Steiner, via overnight mail

Rule 14a-8 – Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a

proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

* * *

EXHIBIT C

Christina Lai

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, October 31, 2016 12:52 PM
To: Christina Lai
Subject: Rule 14a-8 Proposal (AMAT) blb
Attachments: CCE31102016_3.pdf

Dear Ms. Lai,
Please see the attached broker letter.
Sincerely,
John Chevedden

 **Ameritrade**

October 27, 2016

AMAT

Post-it® Fax Note 7671	Date	# of pages ▶
To Christina Lai	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 408-748-5119	Fax #	

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter, you have continuously held no less than 500 shares of the following stock in the above reference account since July 1, 2015.

1. Applied Materials, Inc. (AMAT)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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